                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                  Capital Trust
                             ----------------------

                                (Name of Issuer)


     Class A Common Shares of Beneficial Interest, Par Value $1.00 Per Share
 ------------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    140920109
                             ----------------------

                                 (CUSIP Number)

                                  Joseph Macnow
                               Vornado Realty L.P.
                             Park 80 West, Plaza II
                         Saddle Brook, New Jersey 07663
                                 (201) 587-1000
           ----------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 28, 1998
           ----------------------------------------------------------

             (Date of Event which Requires Filing of this Statement)





          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1
                   (b)(3) or (4), check the following box [__]


                                 (Page 1 of 11)
                        Exhibit Index Appears on Page 11

CUSIP No.     140920109                     13D


-------------------------------------------------------------------------------

1.    NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Vornado Realty L.P.      I.R.S. Identification No.:  22-3506990
-------------------------------------------------------------------------------

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                     (b) [ X ]
-------------------------------------------------------------------------------

3.    SEC USE ONLY
-------------------------------------------------------------------------------

4.    SOURCE OF FUNDS

      BK
-------------------------------------------------------------------------------

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 [____]
-------------------------------------------------------------------------------

6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
-------------------------------------------------------------------------------

                                  7.   SOLE VOTING POWER
                                       4,273,500 (1)
         NUMBER OF          ---------------------------------------------------
          SHARES
    BENEFICIALLY OWNED            8.   SHARED VOTING POWER
     BY EACH REPORTING                     0
          PERSON            ---------------------------------------------------

                                  9.   SOLE DISPOSITIVE POWER
                                       4,273,500 (1)
                            ---------------------------------------------------

                                  10.  SHARED DISPOSITIVE POWER
                                           0
-------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,273,500 (1)
-------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [____]
      CERTAIN SHARES
-------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      19.0% (1)(2)(3)
-------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON
      OO
-------------------------------------------------------------------------------


(1) Consists of 4,273,500 shares which Vornado Realty L.P. currently has the right to acquire upon conversion of securities held by it, as more fully described in Item 4 herein.

(2) Assuming issuance of an additional 4,273,500 shares upon conversion by Vornado Realty L.P.

(3) Based upon 18,229,650 shares outstanding, as reported in the Issuer's Form 10-Q for the quarter ended March 31, 1998.

CUSIP 140920109                             SCHEDULE 13D


ITEM 1.    SECURITY AND ISSUER.

           This Statement relates to the Class A Common Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"), of Capital Trust, a California statutory business trust (the "Issuer"), which has its principal executive offices at 605 Third Avenue, 26th Floor, New York, NY 10016.

ITEM 2.    IDENTITY AND BACKGROUND.

           (a-c) and (f) This Statement is being filed by Vornado Realty L.P., a Delaware limited partnership ("VRLP"). The managing general partner of VRLP is Vornado Realty Trust, a Maryland real estate investment trust (the "Trust"). Additional information concerning the Trust is set forth in Appendix A hereto.

           The Trust is a fully integrated equity real estate investment trust. The Trust conducts its business through, and substantially all of its interests in properties are held by, VRLP. The business address of each of VRLP and the Trust is Park 80 West, Plaza II, Saddle Brook, New Jersey 07663.

           (d) and (e) Neither VRLP nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f) Unless otherwise noted, all of the persons listed in Appendix A are citizens of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           On July 28, 1998 (the "Closing Date"), pursuant to the Preferred Securities Purchase Agreement described in Item 4 below, VRLP acquired 50,000 8.25% Step Up Convertible Trust Preferred Securities (Liquidation Amount $1,000 per Security) (the "Preferred Securities") of CT Convertible Trust I, a Delaware statutory business trust whose common securities are owned solely by the Issuer ("CT Trust"). The Preferred Securities are convertible into the Issuer's Common Shares as described in Item 4 below.

           The aggregate amount of funds used in acquiring the Preferred Securities was $48,500,000. All funds used in acquiring the Preferred Securities were obtained from VRLP's line of credit.

ITEM 4.    PURPOSE OF THE TRANSACTION.

           Pursuant to a Preferred Securities Purchase Agreement (the "Preferred Securities Agreement") among the Issuer, CT Trust, and each of VRLP, EOP Operating Limited Partnership and Mellon Bank N.A., as trustee for certain pension trusts of General Motors (collectively, the "Investors"), CT Trust sold an aggregate of $150 million (in liquidation amount) of its Preferred Securities to the Investors, including $50 million (in liquidation amount) of Preferred Securities to VRLP. Immediately following the sale of the Preferred Securities, CT Trust transferred the net proceeds from such sale, and the sale of its common

CUSIP 140920109                             SCHEDULE 13D


securities, to the Issuer in exchange for $154,650,000 of the Issuer's 8.25% Step Up Convertible Junior Subordinated Debentures (the "Debentures").

           The Preferred Securities are convertible into Common Shares of the Issuer as follows: the Preferred Securities may be converted into Debentures on the basis of one Preferred Security for each $1,000 principal amount of Debentures, and the Debentures are immediately convertible into Common Shares at an initial rate of 85.47 Common Shares per $1,000 principal amount of Debentures, subject to adjustment to prevent dilution. In this manner, VRLP may currently convert its $50 million (in liquidation amount) of Preferred Securities into 4,273,500 of the Issuer's Common Shares. Because VRLP has the right to acquire the 4,273,500 Common Shares within 60 days, VRLP is deemed to be the beneficial owner of those Common Shares pursuant to Rule 13d-3(d)(i), promulgated under the Securities Exchange Act of 1934, as amended.

           VRLP plans to hold the purchased Preferred Securities, any Debentures issued with respect thereto, and any Common Shares acquired upon the conversion of such Debentures and Preferred Securities, as an investment. VRLP intends to continue to review its investment in the Preferred Securities and, from time to time depending upon certain factors, may determine to acquire through conversion of the Preferred Securities, open market purchases or otherwise, Common Shares of the Issuer, or may determine to sell the Preferred Securities or Common Shares.

           In connection with the purchase by VRLP and other Investors of Preferred Securities, the Issuer granted to each Investor certain co-investment rights under a Co-Investment Agreement between the Issuer and each Investor in respect of certain loans and other investments that the Issuer has or develops in the future. In addition, under a Registration Rights Agreement between the Issuer and each Investor the Issuer granted to each Investor certain registration rights in respect of Common Shares.

           (a)-(c); (e)-(j) Except as disclosed herein, neither VRLP nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, has any plans or proposals of the types referred to in clauses (a) through (j), but excluding (d) as discussed below, of Item 4 of
Schedule 13D, as promulgated by the Securities and Exchange Commission.

           (d) Steven Roth, Chairman of the Board and Chief Executive Officer of the Trust, is expected to serve on the Board of Trustees of the Issuer;
however, the Preferred Securities do not afford the holders thereof any voting rights in respect of the election of the Board of Trustees of the Issuer and VRLP does not have any contractual right to have Mr. Roth elected to the Board of Trustees of the Issuer.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (a) and (b) To the best knowledge of VRLP, there are 18,229,650 Common Shares outstanding (as reported by the Issuer on its quarterly report on Form 10-Q for the quarter ended March 31, 1998). As of the date hereof, the 50,000 Preferred Securities held by VRLP are convertible into 4,273,500 Common Shares, which represent approximately 19.0% of the Common Shares issued and outstanding (this calculation includes in the number of outstanding shares the additional 4,273,500 Common Shares which will be issued to VRLP upon its conversion of the Preferred Securities). Upon conversion of the Preferred Securities as described above, VRLP will have the sole power to vote or to direct the vote of the Common Shares acquired by it.

           Neither VRLP nor the Trust, and to the best knowledge of VRLP and the Trust none of the persons listed in Appendix A hereto, owns any Common Shares.

CUSIP 140920109                             SCHEDULE 13D


           (c) During the last 60 days, the only transaction in the Common Shares effected by VRLP, the Trust, or to the best knowledge of VRLP and the Trust by any of the persons listed in Appendix A hereto, was the transaction which occurred on July 28, 1998, as described herein.

           (d) No person other than VRLP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by VRLP.

           (e) Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
           RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Except for the matters described herein, VRLP and the Trust, and to the best knowledge of VRLP and the Trust the persons listed in Appendix A hereto, have no other contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                Exhibit 1  -    Preferred Securities Purchase Agreement, dated as of July 27, 1998, among
                                Capital Trust, CT Convertible Trust I, as issuer, and Vornado Realty L.P., EOP
                                Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors
                                Hourly-Rate Employes Pension Trust, and Mellon Bank N.A., as trustee for
                                General Motors Salaried Employes Pension Trust, as purchasers (incorporated by reference to Exhibit 4.2 of Capital Trust's Current Report on Form 8-K (File
                                No. 001-08063), dated July 28, 1998 and filed with the Securities and Exchange
                                Commission on August 6, 1998).

                Exhibit 2  -    Declaration of Trust, dated and effective as of July 28, 1998, by the Regular
                                Trustees (as defined therein), Wilmington Trust Company, as Institutional
                                Trustee and as Delaware Trustee, Capital Trust, as sponsor, and the holders, from time to time, of undivided beneficial interests in the Trust to be issued pursuant to thereto (incorporated by reference to Exhibit 4.3 of Capital
                                Trust's Current Report on Form 8-K (File No. 001-08063), dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

                Exhibit 3  -    Indenture, dated as of July 28, 1998, between Capital Trust and Wilmington
                                Trust Company, as trustee (incorporated by reference to Exhibit 4.4 of Capital
                                Trust's Current Report on Form 8-K (File No. 001-08063), dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

                Exhibit 4  -    Registration Rights Agreement dated as of July 28, 1998 among Capital Trust,
                                Vornado Realty L.P., EOP Operating Limited Partnership, Mellon Bank N.A., as
                                trustee for General Motors Hourly-Rate Employes Pension Trust, and Mellon Bank
                                N.A., as trustee for General Motors Salaried Employes Pension Trust,
                                (incorporated by reference to Exhibit 10.2 of Capital Trust's

                                Current Report on Form 8-K (File No. 001-08063), dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

                Exhibit 5  -    Preferred Securities Guarantee Agreement, dated as of July 28, 1998, by Capital
                                Trust and Wilmington Trust Company, as Preferred Guarantee Trustee
                                (incorporated by reference to Exhibit 4.5 of Capital Trust's Current Report on
                                Form 8-K (File No. 001-08063), dated July 28, 1998 and filed with the
                                Securities and Exchange Commission on August 6, 1998).

                Exhibit 6  -    Co-Investment Agreement, dated as of July 28, 1998, among Capital Trust,
                                Vornado Realty L.P., EOP Operating Limited Partnership, and General Motors
                                Investment Management Corporation, as agent for and for the benefit of the
                                Pension Plans (incorporated by reference to Exhibit 10.1 of Capital Trust's
                                Current Report on Form 8-K (File No. 001-08063), dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).

                                   APPENDIX A
                                  SCHEDULE 13D
                             CUSIP NUMBER 140920109


           Set forth herein please find information concerning the Executive Officers, Trustees and Principal Shareholders of the Trust, the managing general partner of, and holder of a majority of the partnership interests in, VRLP. Such information sets forth the position held at the Trust and the present principal occupation or employment, if other than that held at the Trust, of the Trustees and Executive Officers of the Trust. Unless otherwise indicated, the principal business address of each of the Executive Officers and Trustees set forth below is Park 80 West, Plaza II, Saddle Brook, New Jersey 07663.

                         Trustees and Executive Officers

           Steven Roth is the Chairman of the Board and Chief Executive Officer of the Trust. Mr. Roth is also managing general partner of Interstate Properties ("Interstate").

           Bernard H. Mendik is a Co-Chairman of the Board and Chief Executive Officer of the Mendik Division of the Trust.

           Michael D. Fascitelli is a Trustee and President of the Trust.

           Russell B. Wight, Jr. is a Trustee of the Trust and a general partner of Interstate.

           David Mandelbaum is a Trustee of the Trust, a general partner of Interstate and a member of the law firm of Mandelbaum & Mandelbaum P.C.

           Ronald Targan is a Trustee of the Trust, a member of the law firm of Schechner and Targan P.A., and President of Malt Products Corporation of New Jersey, a producer of Malt Syrup.

           Stanley Simon is a Trustee of the Trust and owner of Stanley Simon and Associates, management and financial consultants.

           Richard West is a Trustee of the Trust and Dean Emeritus, Leonard N. Stern School of Business, New York University.

           David R. Greenbaum is President of the Mendik Division of the Trust.

           Joseph Macnow is Executive Vice President - Finance and Administration of the Trust.

           Richard Rowan is Vice President - Real Estate of the Trust.

           Irwin Goldberg is Vice President - Chief Financial Officer of the Trust.


                       PRINCIPAL SHAREHOLDERS OF THE TRUST

           The following table sets forth information as of April 15, 1998 (except as otherwise noted), with respect to persons who were known by the Trust to be the beneficial owner of more than 5% of the Trust's Common Shares of Beneficial Interest ("Shares") and units of limited partnership interest ("Units") of VRLP as of such date.

                                                                  Number of
                                                                    Shares                                  Percent
                                                                  and Units           Percent of             of All
                                                                 Beneficially            All               Shares and
Name and Address of Beneficial Owner                                Owned            Shares (1)(2)        Units (1)(3)
------------------------------------                                -----            -------------        ------------
Steven Roth (4)(5)(6)......................................       14,525,900             17.7%               15.8%
c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663


Russell B. Wight, Jr. (4)(5)(7)............................       13,492,800             16.4%               14.7%
c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663


David Mandelbaum (4)(5)....................................       13,261,998             16.1%               14.4%
c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663


Interstate Properties (4)(5)...............................       12,943,000             15.7%               14.1%
c/o Vornado Realty Trust
Park 80 West, Plaza II
Saddle Brook, New Jersey 07663


Cohen & Steers Capital
      Management, Inc. (4)(8)..............................       7,042,900              8.6%                 7.7%
757 Third Avenue
New York, New York 10017

FMR Corp. (4)(9)...........................................       4,699,824              5.7%                 5.1%
82 Devonshire Street
Boston, Massachusetts 02109

-----------------------
(1) At any time after one year from the date of issuance (or two years in the case of certain holders), holders of Units (other than the Trust) will have the right to have their Units redeemed in whole or in part by VRLP for cash equal to the fair market value, at the time of redemption, of one Share of the Trust for each Unit redeemed or, at the option of the Trust, one Share of the Trust for each Unit tendered, subject to customary anti-dilution provisions (the "Unit Redemption Right"). Holders of Units may be able to sell Shares received upon the exercise of their Unit Redemption Right in the public market pursuant to a registration rights agreement with the Trust. The Trust has filed a Registration Statement with the Securities and Exchange Commission to register certain of the Shares issuable upon the exercise of the Unit Redemption Right.

(2) Assumes that all Units held by the beneficial owner are redeemed for Shares. The total number of Shares outstanding used in calculating this percentage assumes that all Shares that each person has the right to acquire within 60 days pursuant to the exercise of options or upon the exchange of Units for Shares are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

(3)   Assumes that all Units are redeemed for Shares.

(4) The number of Shares and Units beneficially owned is reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.

(5) Interstate, a partnership of which Messrs. Roth, Wight and Mandelbaum are the three general partners, owns 12,943,000 Shares. These Shares are included in the total Shares and the percentage of class for Interstate. Messrs. Roth, Wight and Mandelbaum share voting power and investment power with respect to these Shares.

(6) Includes 34,400 Shares owned by the Daryl and Steven Roth Foundation, over which Mr. Roth holds sole voting power and investment power. Does not include 36,000 Shares owned by Mr. Roth's wife, as to which Mr. Roth disclaims any beneficial interest.

(7) Includes 64,800 Shares owned by the Wight Foundation, over which Mr. Wight holds sole voting power and investment power.

(8) Based on Schedule 13G dated February 11, 1998, Cohen & Steers Capital Management, Inc. has the sole power to vote or to direct the vote of 6,133,900 Shares and has the sole power to dispose or to direct the disposition of 7,042,900 Shares.

(9) Based on Schedule 13G dated February 14, 1998, FMR Corp. has the sole power to vote or to direct the vote of 58,694 Shares and has the sole power to dispose or to direct the disposition of 4,641,130 Shares.

                                    SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

DATED:  August 7, 1998

                             VORNADO REALTY L.P.

                             By:  Vornado Realty Trust, its
                             managing general partner


                             By:   /s/ Irwin Goldberg
                                -----------------------------------------------
                                Name:  Irwin Goldberg
                                Title: Vice President, Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit Number             Description
--------------             -----------
1                          Preferred Securities Purchase Agreement, dated as of
                           July 27, 1998, among Capital Trust, CT Convertible
                           Trust I, as issuer, and Vornado Realty L.P., EOP
                           Operating Limited Partnership, Mellon Bank N.A., as
                           trustee for General Motors Hourly-Rate Employes
                           Pension Trust, and Mellon Bank N.A., as trustee for
                           General Motors Salaried Employes Pension Trust, as
                           purchasers (incorporated by reference to Exhibit 4.2
                           of Capital Trust's Current Report on Form 8-K (File
                           No. 001-08063), dated July 28, 1998 and filed with
                           the Securities and Exchange Commission on August 6,
                           1998).

2                          Declaration of Trust, dated and effective as of July
                           28, 1998, by the Regular Trustees (as defined therein), Wilmington Trust Company, as Institutional
                           Trustee and as Delaware Trustee, Capital Trust, as sponsor, and the holders, from time to time, of undivided beneficial interests in the Trust to be issued pursuant to thereto (incorporated by reference to Exhibit 4.3 of Capital Trust's Current Report on
                           Form 8-K (File No. 001-08063), dated July 28, 1998
                           and filed with the Securities and Exchange Commission on August 6, 1998).


3                          Indenture, dated as of July 28, 1998, between Capital
                           Trust and Wilmington Trust Company, as trustee
                           (incorporated by reference to Exhibit 4.4 of Capital
                           Trust's Current Report on Form 8-K (File No.
                           001-08063), dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6,
                           1998).

4                          Registration Rights Agreement dated as of July 28,
                           1998 among Capital Trust, Vornado Realty L.P., EOP
                           Operating Limited Partnership, Mellon Bank N.A., as trustee for General Motors Hourly-Rate Employes
                           Pension Trust, and Mellon Bank N.A., as trustee for
                           General Motors Salaried Employes Pension Trust,
                           (incorporated by reference to Exhibit 10.2 of Capital
                           Trust's Current Report on Form 8-K (File No.
                           001-08063), dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6,
                           1998).


5                          Preferred Securities Guarantee Agreement, dated as of
                           July 28, 1998, by Capital Trust and Wilmington Trust
                           Company, as Preferred Guarantee Trustee (incorporated by reference to Exhibit 4.5 of Capital Trust's
                           Current Report on Form 8-K (File No. 001-08063), dated July 28, 1998 and filed with the Securities and Exchange Commission on August 6, 1998).


6 Co-Investment Agreement, dated as of July 28, 1998, among Capital Trust, Vornado Realty L.P., EOP
                           Operating Limited Partnership, and General Motors
                           Investment Management Corporation, as agent for and for the benefit of the Pension Plans (incorporated by reference to Exhibit 10.1 of Capital Trust's Current
                           Report on Form 8-K (File No. 001-08063), dated July
                           28, 1998 and filed with the Securities and Exchange
                           Commission on August 6, 1998).
